The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

October 15, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Regarding Request for the Authorities' Approval of Repayment of Public Funds</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Request for the Authorities' Approval of Repayment of Public Funds

Tokyo, October 15, 2003 --- The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") announced today that Sumitomo Trust requested the authorities to approve Sumitomo Trust's repayment of public funds (100 billion yen of preferred stock and 100 billion yen of subordinated bond). In accordance with the "Law of the Emergency Measures for Early Strengthening of Financial Functions", the preferred stock and the subordinated bond were issued by Sumitomo Trust and have been held by the Resolution and Collection Corporation ("RCC").

1. Procedures of repayment

   Sumitomo Trust assumes the following procedures for the repayment. For details of the public funds, please see the appendix.

   a. Preferred stock

      - Sumitomo Trust requests RCC to sell the preferred stock to the third parties arranged by Sumitomo Trust instead of the redemption.
      - The third parties are supposed to be mainly Sumitomo Trust's corporate customers. The negotiation with such parties will be commenced at the appropriate time.

   b. Subordinated bond

      Sumitomo Trust redeems the subordinated bond. Sumitomo Trust has already financed necessary amount for redemption through issuance of subordinated bond.

2. Scheduled for sale and redemption

   Sumitomo Trust intends to complete the procedures above as soon as possible within the fiscal year 2003 subject to the negotiation with the authorities and the third parties.

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654

(Appendix – For reference)

1. Preferred stock

Total amount of issue:	100 billion yen
Issue price:	800 yen per share
Annual Dividend:	6.08 yen per share
Dividend yield:	0.76%
Residual property per share:	800 yen
Conversion price:	481 yen (Adjustment is available with floor conversion price 245 yen)
Effective date for conversion price adjustment:	October 1 of every year ending October 1, 2008
Mandatory conversion date:	March 31, 2009

2. Subordinated bond

Total amount of issue:	100 billion yen
Maturity date:	March 31, 2011 (First call date: March 31, 2006)
Issue price:	100 percent
Interest rate:	6 month yen LIBOR + 1.53% (April 1, 1999 – March 31, 2006)
	6 month yen LIBOR + 2.03% (April 1, 2006 – March 31, 2011)